BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Present at the H.C. Wainwright Global Investment Conference

LAVAL, Quebec—September 2, 2021— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough (“RCC”) and other hypersensitization-related disorders, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will present a corporate overview of the Company at the H.C. Wainwright Global Investment Conference.

Presentation Details:

Event: H.C. Wainwright 23rd Annual Global Investment Conference
Date/Time: Monday, September 13th, 2021 at 7:00 a.m. ET

A webcast of the presentation may be accessed on the Events & Presentations page under the Investors & Media section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of RCC and chronic pruritus associated with AD.

RCC is a cough lasting more than 8 weeks despite appropriate treatment for underlying condition(s). It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for RCC and treatment options are limited.

Chronic pruritus associated with AD is an irritating sensation that leads to scratching and persists for longer than 6 weeks in AD patients. It is estimated that up to 10% of adults in the United States suffer from AD – almost all report symptoms of pruritus with over 50% of patients attributing chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting AD, there continues to be a lack of options specifically targeting the burden of pruritus in patients with AD.

FOR MORE INFORMATION, PLEASE CONTACT:
Ramzi Benamar
Chief Financial Officer
rbenamar@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.